August 26, 2024

Guohua Ku
Chief Executive Officer
Smart Powerr Corp.
4/F, Tower C
Rong Cheng Yun Gu Building Keji 3rd Road, Yanta District
Xi An City, Shaan Xi Province
China 710075

       Re: Smart Powerr Corp.
           Registration Statement on Form S-3
           Filed August 19, 2024
           File No. 333-281639
Dear Guohua Ku:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Yarona L. Yieh